EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Pengrowth Energy Corporation. (“Pengrowth”)
2100, 222 – 3rd Avenue SW
Calgary, AB  T2P 0B4

Item 2.	Date of Material Change

October 6, 2016

Item 3.	News Release

A news release reporting the material change was issued on October 6, 2016 through the services of Marketwired.

Item 4.	Summary of Material Change

On October 6, 2016, Pengrowth announced that GLJ Petroleum Consultants Ltd. (“GLJ”) had provided an update of bitumen reserves and contingent resources for its 100 percent owned Lindbergh project in east central Alberta, as of September 30, 2016. The reserves and resources update reflects the successful application approval allowing for the expansion of the project to 30,000 barrels per day (“bbl per day”), coupled with ongoing positive production performance.

Item 5.1.	Full Description of Material Change

Pengrowth announced that the updated report highlights changes in reserves and resources as a result of the approval of the Phase Two expansion as well as the addition of reserves associated with, future infill wells and the Cyclic Steam Stimulation area. Overall, an additional 44.5 million barrels (“MMbbls”) of bitumen are being attributed to Proved (“1P”) reserves, primarily due to the reclassification of probable reserves to the proved category, as a result of the Phase Two expansion approval. This represents a 43 percent increase to 1P reserves from year end 2015, to a volume of 147.9 MMbbls. Proved plus Probable (“2P”) reserves at Lindbergh increased by 21 percent from year end 2015, to a volume of 319.1 MMbbls. A total of 55.7 MMbbls were added to the 2P category, primarily as a result of the reclassification of resources to reserves, as well as reserves being assigned to future infill wells and the Cyclic Steam Stimulation area.

Based on the updated report, Pengrowth now estimates that the before tax net present value (“NPV”) of Lindbergh 2P reserves, using a 10 percent discount rate, has increased by 63 percent from a value of $1.56 billion ($2.87 per share) as at December 31, 2015 to a value of $2.55 billion ($4.66 per share) as at September 30, 2016.

“We are delighted to see that the updated GLJ report not only reflects the exceptional performance that we have seen from this project, but also points to Lindbergh’s key role in driving growth in both production and shareholder value,” said Derek Evans, President and Chief Executive Officer of Pengrowth. “The 63 percent growth in Lindbergh 2P reserve value since year end 2015 to a value in excess of $4.50 per share is impressive and a reflection of the high quality of the asset.”

Reserves and Resources Summary

The following tables summarize the December 31, 2015 and updated September 30, 2016 GLJ reserve and resource estimates for the Lindbergh property. The September 30, 2016 evaluation is based on GLJ’s October 1, 2016 price forecast.
	31-Dec-2015	30-Sept-2016	Change	Change
Reserves	MMbbls	MMbbls	MMbbls	%
Proved (1P)	103.4	147.9	+44.5	+43
Proved Plus Probable (2P)	263.4	319.1	+55.7	+21
Proved Plus Probable Plus Possible (3P)	370.6	414.5	+43.9	+12

The increase in 2P reserves at Lindbergh is equivalent to approximately 10 percent of Pengrowth’s total corporate 2P reserves reported at December 31, 2015 and 267 percent replacement of estimated 2016 production based on the mid-point of Pengrowth’s current production guidance.

Risked Contingent Resources[1]	31-Dec-2015			30-Sept-2016
Project Maturity Sub-Class	Low Estimate	Best Estimate	High Estimate	Low Estimate	Best Estimate	High Estimate

Development Pending (MMbbls)	15.4	62.6	95.3	15.5	34.1	56.9
Development Unclarified (MMbbls)	18.4	36.7	54.4	19.1	38.5	55.2
1.	Risked for chance of development

Lindbergh Net Present Value Summary

The following table summarizes GLJ's estimates of net present value for Lindbergh reserves and contingent resources as at December 31, 2015 and September 30, 2016 using GLJ’s October 1, 2016 price forecast.

Before Income Tax, Discounted at 10%/Year (BTAX NPV10)

	31-Dec-2015	30-Sept-2016	Change
Reserves	$million	$million	%
Proved (1P)	808	1,186	+47
Proved Plus Probable (2P)	1,559	2,552	+63
Proved Plus Probable Plus Possible (3P)	2,098	3,155	+50

Lindbergh continues to represent a significant and growing component of Pengrowth’s value and long-term growth strategy. The reported 2015 year end reserve value for Lindbergh of $1,559 million (BTAX NPV10) represented approximately 48 percent of Pengrowth’s total 2P 2015 year end reserve value of $3,268 million and equated to $2.87 per share (based on 543,033,300 shares outstanding at December 31, 2015).

The 2P reserve value in the current Lindbergh update has increased by approximately 63 percent compared to the 2015 year end estimate, representing an even larger portion of the corporate 2P reserve value and equates to $4.66 per share (based on 547,445,394 shares outstanding as at September 30, 2016).

Before Income Tax, Discounted at 10%/Year (BTAX NPV10)

Risked Contingent Resources[1]	31-Dec-2015			30-Sept-2016
Project Maturity Sub-Class	Low Estimate	Best Estimate	High Estimate	Low Estimate	Best Estimate	High Estimate
Development Pending ($million)	18.4	319.8	645.6	10.2	75.3	333.6
Development Unclarified ($million)	-36.2	21.7	95.3	-5.9	41.6	107.9
1.	Risked for chance of development

Reserves Classification

Reserves and contingent resources included herein are stated on a company-interest basis (working interest before deduction of royalties and including any company royalty interests) unless noted otherwise. All reserve information has been prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”). Pengrowth’s Annual Information Form, dated February 24, 2016, which contains more detailed information relating to our reserves and resources, including a description of contingencies associated with the estimates of contingent resources, can be found on the company’s website at www.pengrowth.com and has been filed on SEDAR at www.sedar.com and as a Form 40-F on EDGAR at www.sec.gov/edgar.shtml.

Updated Independent Reserves Evaluation

The updated estimates of reserves and resources contained in this material change report are based on an independent evaluation of reserves and contingent resources attributable to the Lindbergh project effective September 30, 2016 conducted by GLJ, using the October 1, 2016 GLJ price forecast and prepared in accordance with the definitions, standards and procedures contained in COGEH and NI 51-101.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable. This is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact Mr. Derek Evans, President and Chief Executive Officer at (403) 233-0224.

Item 9.	Date of Report
October 12, 2016

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Advisory Regarding Reserves and Contingent Resources
All amounts are stated in Canadian dollars unless otherwise specified. All reserves, resources, reserve life index, and production information herein is based upon Pengrowth’s company interest working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead, before royalties and using GLJ’s October 1, 2016 forecast prices and costs in respect of the September 30, 2016 Lindbergh reserve and resource update and using GLJ’s January 1, 2016 forecast prices and costs in respect of the December 31, 2015 Lindbergh reserve and resource estimate. Numbers presented may not add due to rounding.

The estimated value of reserves disclosed in this material change report does not represent the fair market value of the reserves. The estimates of reserves and future net revenues for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to effects of aggregation.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-Producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

ISOR refers to the efficiency of a steam injection recovery process and is the measure of steam, in equivalent barrels of water required to produce one barrel of bitumen, currently or at any time.

Proved Developed Producing Reserves refers to those proved reserves that are developed producing reserves.

Proved Reserves refers to those reserves that can be estimated with a high degree of certainty to be recoverable; it is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Total Proved Plus Probable Reserves or 2P means the aggregate of proved reserves and probable reserves.

Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10 percent probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Probable Reserves refers to those additional reserves that are less certain to be recovered than Proved Reserves; it is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development but which are not currently considered to be commercially recoverable due to one or more contingencies.  The contingencies may include factors such as economics, legal, environmental, political and regulatory matters or lack of markets. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates. Contingent Reserves do not constitute and should not be confused with reserves. There is no certainty that it will be commercially viable to produce any portion on the Contingent Resources. The estimates of Contingent Resources associated with Pengrowth’s Lindbergh thermal oil property and Groundbirch gas property included herein have been evaluated by GLJ, Pengrowth’s independent qualified reserves evaluator, in accordance with COGEH and NI 51-101. A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a 50 percent confidence level. A low estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a 90 percent confidence level. A high estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level. The Contingent Resources as disclosed herein are considered economic based on forecast prices and costs as at September 30, 2016. Additional information relating to the Contingent Resources estimate for Pengrowth’s Lindbergh thermal oil property, including specific contingencies and significant positive and negative factors associated with the estimate, can be found in Pengrowth’s AIF dated February 24, 2016, which can be accessed immediately on Pengrowth’s website at www.pengrowth.com and has been filed on SEDAR at www.sedar.com and on Form 40-F on EDGAR at www.sec.gov/edgar.shtml.

Project maturity describes the stage of an exploration or development project and broadly corresponds to the chance of commerciality of the project. The project maturity sub-classes (in order of increasing chance of commerciality) are: development not viable, development unclarified, development on hold and development pending. The boundaries between the maturity sub-classes represent "decision gates" that reflect the actions (business decisions) required by the resource owner to move the project up the maturity "ladder" toward commercial production. The project maturity sub-class is accompanied by an estimate of the probability of progressing to the next level of maturity, which is independent of the uncertainty associated with the range of recoverable volumes.

Development Pending describes the status of a project where resolution of the final conditions for development is being actively pursued (high chance of development).

Development Unclarified describes the status of a project where the evaluation is incomplete and there is ongoing activity to resolve any risks and uncertainties.

Caution Regarding Forward Looking Information:
This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to, the status of the project and commercial phases, and Lindbergh representing a significant component of Pengrowth’s long-term growth strategy. Statements relating to reserves, resources and their net present values are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.

Caution Regarding Engineering Terms

The estimated values of future net revenue disclosed in this material change report do not represent fair market value.

In addition, Pengrowth uses the following frequently-recurring industry terms in this material change report: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “MMbbls” refers to a million barrels, “Mboe” refers to a thousand barrels of oil equivalent, “MMboe” refers to a million barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved and proved plus probable reserves, as well as contingent resources.  The SEC permits, but does not require the inclusion of estimates of probable reserves in filings made with it by United States oil and gas companies.  The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.